SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

LONG TERM ACCUMULATION RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date, unless another date is specified in Section 1 of the Policy. It is part of, and subject to, the other terms and conditions of the Policy. If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
This rider provides that We will waive the surrender charges under the Policy and pay an Asset Credit as described below.

Definitions

Asset Credit Date
The Policy Anniversary as shown in Section 1 of the Policy when Asset Credits may begin to be paid into the Policy.

General

Asset Credit
Beginning on the Asset Credit Date and each Policy Anniversary thereafter, we will increase the Account Value by any applicable Asset Credit. On such dates, the amount of the Asset Credit, if any, is calculated as a percentage of the Account Value.

Asset Credits will be allocated to the Fixed Account and/or the Variable Sub-Accounts of the Policy at the same percentages as the Account Value is allocated among the Fixed Account and/or the Variable Sub-Accounts on the Asset Credit Date and each Policy Anniversary thereafter.

Surrender Charges
This rider provides that no surrender charge will apply if:
1. the Policy is surrendered for its Cash Surrender Value, and
2. if any decrease in Specified Face Amount occurs.

Termination
This rider will terminate upon termination of the Policy.

[Missing Graphic Reference]
[Robert C. Salipante], [President]